NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
One Nationwide Plaza
Columbus, Ohio 43215-2220

Policy Owner Services Endorsement to
Flexible Premium Variable Universal Life Insurance Policy

General Information Regarding this Endorsement

This Policy Owner Services Endorsement ("Endorsement") revises the terms and conditions of the Policy to which it is attached.  To the extent the terms of the Policy and this Endorsement are inconsistent, the terms of this Endorsement shall control.  Non-defined terms shall have the meaning given to them in the Policy.

There is no additional charge or required Premium for programs or services offered pursuant to this Endorsement.

Purpose

The purpose of this Endorsement is to describe administrative services available to the Policy Owner.

Automated Income Monitor

Automated Income Monitor is an optional systematic partial Surrender and/or policy loan program.  This program is only available to policies that are not Modified Endowment Contracts ("MECs").

Taking partial Surrenders and/or policy loans may result in adverse tax consequences, will reduce policy values, and may increase the likelihood your policy will lapse.  Before requesting an Automated Income Monitor program, please consult with your financial and tax advisors.

Automated Income Monitor Programs

You may elect an Automated Income Monitor program, if your policy is not a MEC, on a form we provide.  At the time of application for a program, we will provide you with an illustration of the proposed income stream and impacts to the Cash Value, Cash Surrender Value and Death Benefit based on your elections.  You must submit this illustration along with your election form.

We will automatically process partial Surrenders and/or policy loans based on your elections until the program is terminated.

After a program has been elected, we will provide an updated in force illustration on each Policy Anniversary thereafter to assist you in determining whether to continue, modify, or discontinue an elected program based on your goals.  You may request modification or termination of an Automated Income Monitor program at any time by written request.

Automated Income Monitor programs are subject to all of the following conditions:

1.	you authorize us to make partial Surrenders until your policy's cost basis is reduced to zero; and thereafter, to make remaining payments by policy loan;

2.	partial Surrenders and policy loans taken under a program are subject to the same terms and conditions as other partial Surrenders and policy loans described in the Policy; and

3.	while a program is in effect, no Premium payment reminder notices will be sent.

Automated Income Monitor programs will terminate upon the earliest of the following:

1.	our receipt of your written request to terminate participation;

2.	at the time your Policy enters a grace period or terminates for any reason;

3.	at the time of a requested partial Surrender or policy loan outside the program;

4.	upon a change of Policy Owner;

5.	a Rider that restricts partial Surrenders and/or policy loans is invoked or begins providing benefits;

6.	for income based on a fixed duration, the end of the period you specify at the time of election;

7.	at any time the scheduled partial Surrender or policy loan would cause the Policy to fail to qualify as life insurance under Section 7702 of the Code, as amended; or

8.	your Policy's Maturity Date.

We reserve the right to modify, suspend, or discontinue offering Automated Income Monitor programs at any time upon providing you with written notice.

/s/THOMAS E. BARNES                /s/MARK R. THRESHER
Secretary                                                                President